Dreyfus Stock Index Fund, Inc.
200 Park Avenue
New York, New York 10166

April 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Thu Bao Ta

Re:	Dreyfus Stock Index Fund, Inc. Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 33-27172; 811-05719

Ladies and Gentlemen:

On April 14, 2005, Dreyfus Stock Index Fund, Inc. (the "Fund") filed Post-Effective Amendment No. 21 to the Fund's Registration Statement on Form N-1A (the "Amendment") to provide (a) enhanced disclosure of (1) risks of frequent purchases and redemptions of Fund shares and the Fund's policies and procedures with respect to such purchases and redemptions (i.e., market timing) and (2) the circumstances under which the Fund will use fair value pricing and the effects of using fair value pricing, and (b) disclosure of policies and procedures with respect to the disclosure of Fund portfolio securities (collectively, the "New Disclosure"). Pursuant to conversations with the staff of the Securities and Exchange Commission, the Fund will be making a request under subsection (b)(1)(vii) of Rule 485 under the Securities Act of 1933, as amended (the "Securities Act") for the Fund to be able to file the Amendment under such subsection, in reliance on the New Disclosure filed in Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A for Dreyfus Variable Investment Fund (File Nos. 33-13690; 811-05125), filed on April 15, 2005 pursuant to Rule 485(a) under the Securities Act. Accordingly, pursuant to Rule 477 under the Securities Act, the Fund hereby requests the withdrawal of the Amendment.

Any questions regarding this matter may be directed to Janna Manes at 212-806-6141.

Sincerely, DREYFUS STOCK INDEX FUND, INC. By: /s/ Steven F. Newman Steven F. Newman Assistant Secretary